

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 1, 2013

<u>Via E-mail</u>
Michael B. Jebsen
President, Interim Chief Executive Officer and
Chief Financial Officer
Oxygen Biotherapeutics, Inc.
One Copley Parkway, Suite 490
Morrisville, NC 27560

> **Re:** **Oxygen Biotherapeutics, Inc.**
> **Registration Statement on Form S-3**
> **Filed March 21, 2013**
> **File No. 333-187441**

Dear Mr. Jebsen:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note that the February 22, 2013 Securities Purchase Agreement relating to the sale of the Series B-1 convertible preferred stock, Series B-2 convertible preferred stock and warrants to purchase common stock contemplated that:

    - the sale of the Series B-1 Stock would be made pursuant to an effective shelf registration statement on Form S-3, which was initially filed with the Securities and Exchange Commission on March 26, 2010 and declared effective on April 14, 2010 (File No. 333- 165733); and

    - the sale of the Series B-2 Stock and warrants would be made without registration in reliance on the exemptions provided by Section 4(2) of the Securities Act.

In light of these facts, please explain how the offering of the Series B-1 Stock pursuant to the registration statement was separate and distinct from the offering of the B-2 Stock and warrants and whether the information in the shelf registration statement influenced in any way the investor's decision to purchase the Series B-2 Stock and warrants. Please provide further detail regarding your prior relationship with the investor and describe the negotiations with the investor leading to consummation of the Purchase Agreement. In addition, please describe the role of the placement agent in the transactions. Please provide your analysis with respect to the application of Securities Act Release No. 33-8828 (August 10, 2007) and Securities Act Compliance & Disclosure Interpretation 139.25 (November 26, 2008) in light of the specific and detailed facts you provide in response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Karen Ubell, Staff Attorney, at (202) 551-3873, Dan Greenspan, Legal Branch Chief, at (202) 551-3623 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
        Margaret Rosenfeld
        Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P.